October 27, 2006




VIA FACSIMILE AND EDGAR
-----------------------

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549


                  RE:   GigaMedia Limited (File No. 000-30540)
                        Form 20-F for the Fiscal Year Ended December 31, 2005 Form 6-K Filed on March 24, 2006
                        Form 6-K Filed on May 17, 2006
                        -----------------------------------------------------

Dear Ms. Collins:


                  On behalf of GigaMedia Limited, a company limited by shares, incorporated under the laws of the Republic of Singapore (the "Company"), set forth below are the Company's responses to the comments of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced Form 20-F (the "2005 20-F") and Forms 6-K of the Company set forth in your letter dated October 4, 2006 (the "Comment Letter"). For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Capitalized terms used herein and not otherwise defined shall have the meaning given to them in the Company's response letter dated September 5, 2006.

Ms. Kathleen Collins
October 27, 2006
Page 2 of 10



Form 20-F for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

1. We note your response to our prior comment no. 1. Tell us when the amendment will be filed. Also, confirm that PricewaterhouseCoopers is reissuing their opinion.

         As set out in the first paragraph of the Company's response letter of September 5, 2006, and as discussed in the telephone conversation of Alec P. Tracy, Esq. of Skadden, Arps, Slate Meagher & Flom LLP with Ms. April Coleman, the Company plans to file an amended Form 20-F once all comments are resolved, in order to avoid multiple amendments that may confuse investors.

         The Company further advises the Staff that in connection with the initial filing of the 20-F, PricewaterhouseCoopers ("PwC") had delivered to the Company a duly signed audit report. However, due to a clerical error, the signature of PricewaterhouseCoopers was omitted from the Edgar version of the 20-F. In that regard, the Company also respectfully refers the Staff to PricewaterhouseCoopers's consent, that was filed as Exhibit 15 to the 20-F, in which PwC consented to the incorporation by reference of its report into the Company's registration statement on Form S-8.

         PricewaterhouseCoopers has advised the Company that PwC will reissue its report on the consolidated financial statements of the Company as of December 31, 2004 and for each of the two years ended December 31, 2004 and 2003, which was dated May 26, 2005, except as to the change in presentation basis for the discontinued operation as described in
         Note 1, which is as of December 9, 2005. PricewaterhouseCoopers will also furnish a consent, to be dated concurrently with the filing of the 20-F/A, in which PwC will consent to the incorporation by reference of its report into the Company's S-8.

Consolidated Statements of Operations, page F-5
-----------------------------------------------

2. We note your response to our previous comment no. 3 and your breakdown of cost of revenues for the Company's entertainment and online business. We further note your discussion of UIM's Web site operators ("partners") on page 20 of your response, where you indicate that the partners typically earn from 20% to 25% of the net gaming revenues. Notwithstanding your response

Ms. Kathleen Collins
October 27, 2006
Page 3 of 10


         to our FIN 46R comment below, tell us how you account for the amounts paid to partners including how you account for the "negative balances" incurred by certain partners when the players' winnings exceed their losses. Given the pricing structure paid to your partners and assuming UIM incurs other costs in addition to the partner fees, please explain the 13.9% and 14.7% cost of revenues for your entertainment and online business in fiscal 2004 and 2005, respectively.


         The amounts paid to the Web site operators (or "Partners") represent a referral fee or sales commission, which UIM pays to Partners who provide URLs or links on the Partners' websites to the UIM website in order to attract players and promote gaming volume. The Company believes the sales commissions paid to the Partners is more appropriately classified as a selling and marketing expense and not as cost of revenues, since Partner involvement is limited to providing the website link.


          Below is an analysis of the selling and marketing expense line items and the ratio of Partner sales commissions to total revenue of the entertainment software business segment:


        ------------------------------------------------- -- ------------------- -- -------------------
      | Account Descriptions                             |  |  Year ended 2004  |  |  Year ended 2005  |
      | -------------------------------------------------|--|-------------------|--|-------------------|
      | Partner commission expenses of the
          entertainment software business segment        |  |        $2,582,633 |  |        $5,560,940 |
      | -------------------------------------------------|--|-------------------|--|-------------------|
      | All other sales and marketing expenses of the
          entertainment software business segment        |  |           862,115 |  |         2,481,293 |
      | -------------------------------------------------|--|-------------------|--|-------------------|
      | Total selling and marketing expenses of the
          entertainment software business segment        |  |         3,442,749 |  |         8,042,233 |
      |                                                  |  |                   |  |                   |
      | -------------------------------------------------|--|-------------------|--|-------------------|
      | Total software licensing and online              |  |       $11,433,803 |  |       $22,511,460 |
      | entertainment revenue per the financial          |  |                   |  |                   |
      | statements                                       |  |                   |  |                   |
       -------------------------------------------------  -- ------------------- -- -------------------

Ms. Kathleen Collins
October 27, 2006
Page 4 of 10

        -------------------------------------------------  -- ------------------- -- -------------------
       | Account Descriptions                             |  |  Year ended 2004  |  |  Year ended 2005  |
       | -------------------------------------------------|--|-------------------|--|-------------------|
       | Partner commissions of the entertainment         |  |               23% |  |               25% |
       | software business segment as a % of total        |  |                   |  |                   |
       | software licensing and online entertainment      |  |                   |  |                   |
       | revenue                                          |  |                   |  |                   |
        -------------------------------------------------  -- ------------------- -- -------------------

         Partner commission expenses that are generated from the Company's online casino operations are recognized when end-users place wagers and are based upon a percentage of the resulting net house win. These commission expenses are classified as selling and marketing expenses. If, however, the house loses, the Partner loses its entitlement to a commission from the transaction resulting in a "negative balance" or negative commission; this negative commission is calculated using a percentage that is consistent with that applied to net house wins, and is recorded as a reduction of selling and marketing expenses in the period the transaction (the "net house loss") is incurred. Partner commission expenses relating to the Company's online multi-player poker platform are recognized when games are played and are based upon a percentage of the transaction fees charged to end users, which are independent from house risks. Accordingly, negative partner commissions do not occur within the multi-player poker platform.


         The Company also advises the Staff that instances of net houses losses are uncommon, which explains why negative commission expenses from individual partners were not material in relation to total Partner commission expenses. Negative commission expenses were approximately $53,000 and $92,000 for the nine months ended December 31, 2004 and for the full year ended December 31, 2005, respectively.


Note 3.  Variable Interest Entity, page F-17
--------------------------------------------

3. We note your response to our previous comment no. 3. Please note that we have not yet concluded as to whether the UIM is within the scope of FIN 46R and we are still analyzing your response as to whether the partners are variable interest holders pursuant to paragraph B22 of FIN 46R. Regardless, we disagree with your conclusions as to which party (if any) is the primary beneficiary in this arrangement. Therefore, with regards to your analysis of the primary

Ms. Kathleen Collins
October 27, 2006
Page 5 of 10


         beneficiary, please explain the following:

         o In your analysis of whether UIM is a VIE (page 19 of your response) you indicate that the expected losses for the software licensing contract period are US$4.173 million. Does this represent the expected losses for the entire contract or just UIM's equity investor's share of the expected losses? In this regard, we note your analysis of the primary beneficiary on page 21 of your response, where you indicate that the expected losses are US$6.766 million. Please explain.

         o You indicate that considering the fact that UIM's equity at risk was only US$250,000, which was insufficient to absorb the expected loss as calculated, UIM's equity investor was deemed not the primary beneficiary. Please note that the expected losses are only limited to the equity at risk in determining whether UIM is a variable interest, not in determining whether UIM is the primary beneficiary. Please explain.

         o We further note that the Company concluded that CESL was the primary beneficiary. Pursuant to paragraph 14 of FIN 46R, however, an enterprise that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both shall consolidate a VIE. According to the Company's analysis, however, you absorbed only 38.3% of the total expected losses, which does not constitute a majority (greater than 50%) as contemplated by FIN46R. Therefore, it appears based on your analysis that the Company would be the primary beneficiary. Please explain.


         We acknowledge that the Staff have not yet concluded (i) whether UIM is within the scope of FIN 46R; and (ii) whether the partners are variable interest holders pursuant to paragraph B22 of FIN 46R. We would be pleased to provide further explanation and support and to discuss additional questions from the Staff on these two points via a conference call, if the Staff believes that such a dialogue would be helpful to their review.

Ms. Kathleen Collins
October 27, 2006
Page 6 of 10


         The following are our responses to the more detailed questions raised by the Staff in the three bullet points contained in Comment 3:


         In response to the first bullet point of the Staff's Comment 3, the Company submits that the expected loss of $4.173 million (as stated on page 19 of our previous response) was intended to represent UIM's equity investors' share of expected loss, whereas on page 21 of our previous response letter, the expected loss of $6.766 million was intended to represent the expected losses of all variable interests of UIM combined. The Company would like to clarify that the original $6.766 million expected losses was calculated under the assumptions that UIM has sufficient capital to absorb the expected losses and was able to fulfill the 45% royalty payment obligation due to CESL. However, as indicated in our previous response, UIM's equity investors' capital contribution was only $250,000 and UIM was considered insufficiently capitalized. Consequently, UIM's equity investors' variable interest (i.e. their contributed capital) in UIM would only absorb expected losses up to the fair value of the net equity, or "equity at risk"; This also limits UIM's ability to pay the 45% royalty obligation due to CESL, thereby, reducing the estimated cash flows to be allocated to each variable interest holder. We estimated the fair value of the net equity of UIM to be $637,000 based on the probability of occurrence of various projected revenue and cost and expense scenarios. As a result, the remaining expected losses must be absorbed by the Company through the software and licensing agreement. Taking UIM's lack of sufficient capital into consideration, the total expected losses would be reduced and the related allocation between UIM equity investors and CESL would be revised as follows:

 -----------------------------------------------------------------------------------------------------
| (in USD          |             |            |             |            |               |            |
|thousands,        |   Total     |            |     UIM     |            |               |            |
|except            |  expected   |     %      |    equity   |     %      |     CESL      |     %      |
|percentage        |   losses    |            |   investors |            |               |            |
|figures)          |             |            |             |            |               |            |
|------------------|-------------|------------|-------------|------------|---------------|------------|
|Revised           |             |            |             |            |               |            |
|expected          |  $(4,702)   |    100%    |    $(313)   |    6.7%    |   $(4,388)    |    93.3%   |
| losses           |             |            |             |            |               |            |
 -----------------------------------------------------------------------------------------------------

         The revised quantitative analysis outlined above is supported by a detailed quantitative analysis that uses historical metrics and financial

Ms. Kathleen Collins
October 27, 2006
Page 7 of 10


         forecasts for the life of UIM that can be reasonably estimated based on its existing business operations and relationship with CESL. Our analysis focused on the expected loss and returns derived from the variability of UIM's net assets, which primarily concentrates on three elements: gross receipts, winning payout and commission payments to various marketing partners. Each of the three elements has 13 different scenarios. In aggregate, the Company developed 2,197 scenarios (i.e., 13 x 13 x 13). For each of the cash flow scenarios, the expected losses and expected returns are then allocated to the variable interest holders, based on seniority and their respective ability to absorb the expected losses. The following table reflects 5 scenarios (out of the 2,197 scenarios) to illustrate how expected losses are allocated to UIM equity investors and CESL.


                           Expected
               Estimated     cash
   (in USD    cash flows   flows to
 thousands,      to be        be       Difference -                UIM
   except      allocated   allocated    estimated  Probability    equity      UIM equity     CESL's share      CESL's
 percentage    to variable    to         losses                 investor's    investor's     of estimated     expected
  figures)      interest   variable                              share of      expected        losses          losses
                holders    interest                              estimated      losses
                            holders                               losses
               ----------- ----------- ------------ ----------- ----------- --------------- --------------- --------------
                   A           B        C = A - B       D           E         F = E x D           G           H = G x D
-------------- ----------- ----------- ------------ ----------- ----------- --------------- --------------- --------------
    1.1.1      $11,881.28  $50,509.2   $(38,627.92)  0.0003%      $(637)       (0.0021)      $(37,990.92)     (0.1282)

    1.1.2      14,009.94    50,509.2   (36,499.26)   0.0008%      (637)        (0.0050)      (35,862.26)      (0.2824)

    1.1.3      16,138.59    50,509.2   (34,370.61)   0.0012%      (637)        (0.0079)      (33,733.61)      (0.4175)

    1.1.4      18,267.25    50,509.2   (32,241.95)   0.0017%      (637)        (0.0107)      (31,604.95)      (0.5333)

    1.1.5      20,395.90    50,509.2   (30,113.30)   0.0023%      (637)        (0.0143)      (29,476.30)      (0.6632)

      ...            ...         ...          ...       ...        ...             ...              ...           ...
                                                                            ---------------                 --------------
Subtotal                                                                     $(313.3497)                    $(4,388.4523)
                                                                            ===============                 ==============
Expected losses as a percentage of total                                         6.7%                           93.3%

Ms. Kathleen Collins
October 27, 2006
Page 8 of 10

         In the second bullet point of Comment 3, the Staff indicates that "the expected losses are only limited to the equity at risk in determining whether UIM is a variable interest, not in determining whether UIM is the primary beneficiary". The Company acknowledges and agrees with the Staff's comment that "equity at risk" is used to evaluate whether UIM qualifies as a variable interest entity. However, the Company believes the characteristics of an insufficient equity investment would impact the allocation of expected losses and ultimately, the determination of primary beneficiary, to the extent the equity is not protected. Since UIM's equity is not protected, UIM's equity investors are exposed to the expected losses, to the extent of UIM's equity at risk, and expected returns of the entity. In other words, UIM's equity investors as a group are obligated to absorb the expected losses on a first-dollar basis until the equity is depleted. For example, in Scenario 1.1.1 above, UIM generates $11,881 thousand of cash flows, which is well below the expected cash flows of $50,509.20 thousand. The "loss" (or the shortfall from the expected cash flow) in this scenario of $38,627.92 thousand is first allocated to UIM's equity investors in the amount of $637,000, which is equivalent to the amount of "equity at risk". The remainder of the shortfall (i.e., $37,990.92 thousand) is allocated to the other variable interest holder, which is CESL. This same methodology is repeated for each of the scenarios (totaling 2,197 scenarios). The expected losses and expected returns allocated to each variable interest holder are probability-weighted and totaled, resulting in total expected losses for UIM's equity investor of $313.3497 thousand and for CESL of $4,388.4523 thousand.


         In response to the third bullet point of Comment 3, the revised expected loss percentages presented in the table above for the UIM equity investors and CESL are 6.7% and 93.3%, respectively. Because CESL absorbed the majority (greater than 50%) of UIM's expected losses, the Company concluded that CESL is the primary beneficiary and should consolidate UIM.

4. Please keep in mind that based on the Company's response to our FIN 46R comment, we may have additional comments with regards to your previous responses to the Staff's other comments (i.e. revenue recognition, Item 4.B disclosures, etc.).


         The Company notes the Staff's comment and will await further comments on that issue.

Ms. Kathleen Collins
October 27, 2006
Page 9 of 10

                                    * * * *

Ms. Kathleen Collins
October 27, 2006
Page 10 of 10


                  We would be pleased to provide further explanation and support on Comment 3 and follow up on any additional comments and questions that the Staff may have. In that regard, the Company and PricewaterhouseCoopers, would be happy to arrange a call with the Staff at the Staff's convenience.


                  If you have any questions regarding the responses to the Staff's comments, or require additional information, please contact the undersigned at (886) 2 3518 1101 or Alec P. Tracy in Skadden Arps' Hong Kong office at (852) 3740 4710. You may also contact Skadden, Arps' New York Office at (212) 735 3000 and ask to be transferred.

                                                     Sincerely,


                                                     /s/ Arthur M. Wang
                                                     Chief Executive Officer


cc:      Alec P. Tracy, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP

         Thomas T. Hui
         Chief Financial Officer
         GigaMedia Limited